Exhibit 99.3

FF304 Page 1 of 9 v 1.2.5 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holding Inc. Date Submitted: 17 November 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 11) Yes Stock code (if listed) 02423 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 14 November 2023 3,606,305,628 1). Repurchase of shares (or other securities) but not cancelled Date of changes 05 September 2023 251,175% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 06 September 2023 247,014% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 07 September 2023 265,548% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 08 September 2023 268,335% %

FF304 Page 2 of 9 v 1.2.5 5). Repurchase of shares (or other securities) but not cancelled Date of changes 11 September 2023 266,064% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 12 September 2023 273,420% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 13 September 2023 280,389% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 14 September 2023 277,866% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 15 September 2023 285,036% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 18 September 2023 289,395% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 19 September 2023 283,845% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 20 September 2023 276,633% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023 282,933% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 22 September 2023 276,282% % 15). Repurchase of shares (or other securities) but not cancelled 1,897,449% %

FF304 Page 3 of 9 v 1.2.5 Date of changes 25 September 2023 16). Repurchase of shares (or other securities) but not cancelled Date of changes 26 September 2023 8,648,844% % 17). Repurchase of shares (or other securities) but not cancelled Date of changes 27 September 2023 8,648,844% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 28 September 2023 1,920,240% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 29 September 2023 572,178% % 20). Repurchase of shares (or other securities) but not cancelled Date of changes 02 October 2023 300,000% % 21). Repurchase of shares (or other securities) but not cancelled Date of changes 03 October 2023 300,000% % 22). Repurchase of shares (or other securities) but not cancelled Date of changes 04 October 2023 300,000% % 23). Repurchase of shares (or other securities) but not cancelled Date of changes 05 October 2023 300,000% % 24). Repurchase of shares (or other securities) but not cancelled Date of changes 06 October 2023 300,000% % 25). Repurchase of shares (or other securities) but not cancelled Date of changes 09 October 2023 300,000% %

FF304 Page 4 of 9 v 1.2.5 26). Repurchase of shares (or other securities) but not cancelled Date of changes 10 October 2023 240,000% % 27). Repurchase of shares (or other securities) but not cancelled Date of changes 11 October 2023 158,676% % 28). Repurchase of shares (or other securities) but not cancelled Date of changes 12 October 2023 239,655% % 29). Repurchase of shares (or other securities) but not cancelled Date of changes 13 October 2023 300,000% % 30). Repurchase of shares (or other securities) but not cancelled Date of changes 16 October 2023 300,000% % 31). Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2023 300,000% % 32). Repurchase of shares (or other securities) but not cancelled Date of changes 18 October 2023 300,000% % 33). Repurchase of shares (or other securities) but not cancelled Date of changes 19 October 2023 1,500,000% % 34). Repurchase of shares (or other securities) but not cancelled Date of changes 20 October 2023 1,500,000% % 35). Repurchase of shares (or other securities) but not cancelled Date of changes 23 October 2023 650,904% % 36). Repurchase of shares (or other securities) but not cancelled 300,000% %

FF304 Page 5 of 9 v 1.2.5 Date of changes 24 October 2023 37). Repurchase of shares (or other securities) but not cancelled Date of changes 25 October 2023 300,000% % 38). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2023 300,000% % 39). Repurchase of shares (or other securities) but not cancelled Date of changes 27 October 2023 300,000% % 40). Repurchase of shares (or other securities) but not cancelled Date of changes 30 October 2023 300,000% % 41). Repurchase of shares (or other securities) but not cancelled Date of changes 31 October 2023 1,500,000% % 42). Repurchase of shares (or other securities) but not cancelled Date of changes 01 November 2023 1,500,000% % 43). Repurchase of shares (or other securities) but not cancelled Date of changes 02 November 2023 1,500,000% % 44). Repurchase of shares (or other securities) but not cancelled Date of changes 03 November 2023 300,000% % 45). Repurchase of shares (or other securities) but not cancelled Date of changes 06 November 2023 300,000% % 46). Repurchase of shares (or other securities) but not cancelled Date of changes 07 November 2023 1,500,000% %

FF304 Page 6 of 9 v 1.2.5 47). Repurchase of shares (or other securities) but not cancelled Date of changes 08 November 2023 1,500,000% % 48). Repurchase of shares (or other securities) but not cancelled Date of changes 09 November 2023 1,496,802% % 49). Repurchase of shares (or other securities) but not cancelled Date of changes 10 November 2023 4,051,458% % 50). Repurchase of shares (or other securities) but not cancelled Date of changes 13 November 2023 1,499,688% % 51). Repurchase of shares (or other securities) but not cancelled Date of changes 14 November 2023 342,387% % 52). Repurchase of shares (or other securities) but not cancelled Date of changes 16 November 2023 1,164,279 0.031% % Closing balance as at (Note 8) 16 November 2023 3,606,305,628

FF304 Page 7 of 9 v 1.2.5 N/A Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 8 of 9 v 1.2.5 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 9 of 9 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note) Yes Stock code (if listed) 02423 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 16 November 2023 1,164,279 On another stock exchange New York Stock Exchange USD 5.27 USD 5.07 USD 5,999,995 Total number of securities purchased 1,164,279 Total paid $ USD 5,999,995 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue % We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 27 April 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. Remarks: B1) Number of such securities purchased on the above said exchange since the ordinary resolution passed at the annual general meeting held on June 15, 2023 is 79,142,067. B2) % of number of shares in issue at time the ordinary resolution passed acquired on the above said exchange since date of resolution is 2.09%. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)